Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Claude Resources extends Porky gold zone

    SASKATOON, SK, May 23 /CNW/ - Claude Resources Inc. ("Claude") is pleased to report the results of its fall and winter exploration drill program on the wholly owned Porky Lake structural zones located approximately three kilometres (about 2 miles) northwest of Claude's Seabee gold mine in northern
Saskatchewan.
    The Porky Lake West and Porky Lake East ("Pigeon Lake") gold zones lie on opposite flanks of the large Porky Lake anticline, along a gold-bearing horizon which has been traced intermittently over 7.5 kilometres (4.6 miles)
from the western extent of Porky West zone to the north of the Pigeon Lake zone in the east.
    Drill testing from 2002 to 2005 successfully discovered two structural zones of significant mineralization, Main and Porky West. Approval to bulk sample the Porky West zone was received in June, 2005 and physical work is continuing on a decline to facilitate a 5,000 tonne bulk sample.
    Seventeen core drill holes (4,830 metres) were completed in the area of the Porky West zone during the fall and winter drill programs. Results both further delineated the mineralization at Porky West and successfully extended the mineralized horizon 500 metres westward. The following table outlines highlights of the drill assay results in the Porky West extension drilling:

    <<
    -------------------------------------------------------------------------
    Hole No.     From     To       Width   True Width   Gold    Weighted Avg
                                   (m)     (m)          (g/t)    Gold (g/t)
    -------------------------------------------------------------------------
    GAS05-50     119.85   120.85   1.00    0.94          7.86
                 131.15   131.80   0.65    0.61          6.00
    -------------------------------------------------------------------------
    GAS05-51     164.60   168.20   3.60    2.56                         8.62
        Incl.    166.50   167.25   0.75    0.53         29.80
    -------------------------------------------------------------------------
    GAS05-52     160.25   161.50   1.25    1.18         18.54
        Incl.    160.25   161.05   0.80    0.75         28.82
    -------------------------------------------------------------------------
    GAS06-54     279.50   282.50   3.00    2.31          1.33
        Incl.    282.06   282.50   0.44    0.34          4.57
    -------------------------------------------------------------------------
    GAS06-55     248.12   248.78   0.66    0.60          4.10
    -------------------------------------------------------------------------
    GAS06-56     317.38   317.95   0.57    0.36          6.23
                 320.75   321.72   0.97    0.62          5.80
    -------------------------------------------------------------------------
    GAS06-57     205.60   206.30   0.70    0.66          6.57
    -------------------------------------------------------------------------
    GAS06-60     230.00   237.33   7.33    6.01                         6.72
        Incl.    233.96   234.96   1.00    0.82         45.37
    -------------------------------------------------------------------------
    GAS06-64(x)  135.40   138.24   2.84    2.47          3.45
        Incl.    135.40   136.30   0.90    0.78          5.80
    -------------------------------------------------------------------------
    GAS06-65(x)  145.75   149.95   4.20    3.82          2.87
        Incl.    146.95   147.95   1.00    0.91          7.07
    -------------------------------------------------------------------------
    GAS06-66(x)  160.02   165.60   5.58    4.85                         6.29
        Incl.    160.02   161.12   1.10    0.96         11.47
        Incl.    163.60   164.70   1.10    0.96         16.67
        Incl.    164.70   165.60   0.90    0.78          4.13
    -------------------------------------------------------------------------
    (x) GAS06-64, GAS06-65, and GAS06-66 are in-fill holes
    -------------------------------------------------------------------------
    >>

    In the Pigeon Lake area three core drill holes (643 metres) were successfully completed before spring shut-down. Two holes tested extensions to a previously intersected zone and the third was stepped 50 metres to the south to continue testing of the known horizon. The highlight of this drilling was the third hole which intersected the mineralized horizon and returned a weighted average of 9.40 grams per tonne over a core length of 8.04 metres
(6.19 metres true width). The following table reviews highlights of the drill assay results in the Pigeon Lake drilling:

    <<
    -------------------------------------------------------------------------
    Hole No.     From     To       Width   True Width   Gold    Weighted Avg
                                   (m)     (m)          (g/t)    Gold (g/t)
    -------------------------------------------------------------------------
    PG06-1       86.85    91.06    4.21    1.09                         3.50
      Incl.      87.50    88.48    0.98    0.25         6.53
      Incl.      90.20    91.06    0.86    0.22         4.57
    PG06-1      195.60   207.15   11.55    3.00                         2.11
      Incl.     198.82   199.82    1.00    0.26        12.07
      Incl.     199.82   200.52    0.70    0.18         4.07
    PG06-1      211.05   219.19    8.14    2.12                         1.66
    PG06-1      224.35   226.85    2.50    0.65                         1.36
    -------------------------------------------------------------------------
    PG06-2      143.20   145.10    1.90    1.08                         4.40
      Incl.     144.25   145.10    0.85    0.48         7.70
    -------------------------------------------------------------------------
    PG06-3      124.75   125.68    0.93    0.66         1.63
    PG06-3      133.05   137.60    4.55    3.23                         1.53
    PG06-3      205.32   205.58    0.26    0.18         1.20
    -------------------------------------------------------------------------
    PG06-3      211.38   219.42    8.04    6.19                         9.40
    -------------------------------------------------------------------------
      Incl.     213.18   214.08    0.90    0.69        19.77
      Incl.     214.95   215.83    0.88    0.68        18.87
      Incl.     215.83   216.66    0.83    0.64         5.37
      Incl.     216.66   217.62    0.96    0.74        20.73
      Incl.     217.62   218.50    0.88    0.68        14.60
    -------------------------------------------------------------------------
    >>

    The extensive mineralized horizon at Porky Lake will continue to be explored in 2006 by surface prospecting and geochemical surveys, and by further drill testing. Work is expected to begin in June.
    Claude Resources has developed road access and all surface infrastructure to support the third quarter 2006 bulk sample at the Porky West site.
    Claude's President and CEO Neil McMillan stated "These results provide us with further confidence in the potential to greatly expand production at our nearby Seabee mill. Ore from these satellite deposits, Porky Lake and the rapidly developing Santoy Lake deposits, could both contribute greatly to
Claude's gold production in 2007". The Santoy deposits are about 15 kilometres
(9 miles) east of the Seabee mill.
    Assaying was completed at the Seabee mine laboratory and at the TSL
Laboratory in Saskatoon. Patrick Hannon, M.A.Sc., P.Eng., Claude's Vice
President, Exploration, is Claude Resources Inc.'s qualified person.
    For access to maps, figures and data from Claude's Porky Lake exploration program, visit the Claude Resources website (www.clauderesources.com).

    Cautionary Note Regarding Forward-Looking Information

    This release contains "forward-looking statements" that are based on
Claude Resources' expectations, estimates and projections as of the dates as of which these statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook",
"anticipate", "project", "forecast", "target", "believe", "estimate",
"expect", "intent", "should", "could", "planning" and similar expressions.
These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to gold price and foreign currency exchange rate volatility, and uncertainties and costs related to: exploration and development activities, production rates and the cash and total costs of production, or the ability to obtain necessary permitting.
    A discussion of these and other factors that may affect Claude Resources'
actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources' forward-looking statements. These and other factors should be considered carefully with readers not placing undue reliance on such forward-looking statements. Claude Resources does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Patrick Hannon, M.A.Sc., P. Eng., Vice
President Exploration, or Neil McMillan, President and CEO, Telephone: (306)
668-7505, Facsimile: (306) 668-7500, E-mail:
clauderesources(at)clauderesources.com/
    (CGR.)

CO:  Claude Resources Inc.

CNW 16:53e 23-MAY-06